Exhibit 99.B(d)(2)(S)(i)

May 1, 2009

David Makowicz

Chief Operating Officer

ING Clarion Real Estate Securities L.P.

201 King of Prussia Road

Suite 600

Radnor, PA  19087

Dear Mr. Makowicz:

Pursuant to the Sub-Advisory Agreement dated January 3, 2006 (the “Agreement”) between ING Investments, LLC and ING Clarion Real Estate Securities L.P. (“ING Clarion”), as amended, we hereby notify you of our intention to modify the annual sub-advisory fee schedule for ING Global Real Estate Portfolio (the “Portfolio”), effective May 1, 2009.  The remaining  terms and conditions set forth in the Agreement will remain unchanged.

The new schedule (the “New Sub-Advisory Fee Schedule”) amends the Agreement to:  (1) change the sub-advisory fee schedule as set forth below and reflected in Amended Schedule A attached to this letter; and (2) add a provision stating that, for purposes of calculating the sub-advisory fees payable with respect to the Portfolio, its assets will be aggregated with those of  ING Van Kampen Real Estate Portfolio (to be renamed ING Clarion Real Estate Portfolio) (the “IIT Series”), a series of ING Investors Trust.

Previous Sub-Advisory Fee Schedule	New Sub-Advisory Fee Schedule
0.40% on first $200m	0.40% on first $200m

0.35% on next $550m	0.35% on next $550m

0.30% thereafter	0.32% thereafter(1)

(1)  Sub-Advisory fee rate is computed based upon the aggregate assets of the Portfolio and the IIT Series.

ING Clarion will begin managing the IIT Series on May 1, 2009 pursuant to an interim sub-advisory agreement that has a term that continues for no more than 150 days.  During this 150-day period, we will seek shareholder approval of a new agreement (the “Clarion Sub-Advisory Contract”) between Directed Services LLC and ING Clarion under which it will provide services to the IIT Series.  If shareholder approval of the Clarion Sub-Advisory Contract is not obtained within this 150-day period, the New Sub-Advisory Fee Schedule for the Portfolio reflected in the chart above will terminate, and the Previous Sub-Advisory Fee Schedule will be reinstated.

7337 E. Doubletree Ranch Rd.	Tel: 480-477-3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax: 480-477-2744
www.ingfunds.com

Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending Schedule A of the Agreement.  The Amended Schedule A, with the annual sub-advisory fee indicated for the Portfolio, is attached to this letter.  The remaining terms and conditions set forth in the Agreement will remain unchanged.  As discussed above, if the Clarion Sub-Advisory Contract has not been affirmatively approved by the IIT Series’ shareholders within the 150-day period commencing on May 1, 2009, the Previous Sub-Advisory Fee Schedule will be reinstated, replacing the New Sub-Advisory Fee Schedule.

Please signify your acceptance to the modified sub-advisory fee with respect to the Portfolio by signing below where indicated.

Very sincerely,

/s/ Todd Modic
Todd Modic
Senior Vice President
ING Investments, LLC

ACCEPTED AND AGREED TO:

ING Clarion Real Estate Securities L.P.

By:	/s/ David J. Makowicz
Name:	David J. Makowicz
Title:	COO, Duly Authorized

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ING CLARION REAL ESTATE SECURITIES L.P.

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)

ING Global Real Estate Portfolio(1)	0.400% on first $200 million of assets; 0.350% on next $550 million of assets; and 0.3200% on assets in excess of $750 million

(1)	The sub-advisory fee is calculated based on the aggregated assets of ING Global Real Estate Portfolio and ING Clarion Real Estate Portfolio, a series of ING Investors Trust.